NTELOS HOLDINGS CORP.

401 Spring Lane, Suite 300

P.O. Box 1990

Waynesboro, Virginia 22980

February 6, 2006

VIA EDGAR AND FACSIMILE (202) 772-9205

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. Larry Spirgel

                        Assistant Director

                        Division of Corporation Finance

NTELOS Holdings Corp.

Registration Statement on Form S-1 filed October 6, 2005, as amended (the “S-1”)

Registration No. 333-128849 (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NTELOS Holdings Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 3:30 p.m., Eastern Standard Time, on February 8, 2006, or as soon thereafter as practicable.

Pursuant to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Michael B. Moneymaker, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, dated November 4, 2005, in connection with the Registration Statement, the Company acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NTELOS HOLDINGS CORP.

By:	/s/ MICHAEL B. MONEYMAKER
Michael B. Moneymaker Executive Vice President, Chief Financial Officer, Secretary and Treasurer